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02 DEC 13 AM 9:10

Citigate Dewe Rogerson

To	Paul Dudek Chief Officer of International Corporate Finance International Corporate Finance Division
Company	SEC Headquarters
Fax no.	001 202 942 9624
From	Julie Ryan
Return fax	+44 20 7282 8040
Reference	**Erste Bank, Commission file no. 82-5066** "Rule 12g3-2 promulgated under the Securitites Exchange Act 1934, paragraph (b)(1)(i)"
Date	13 December 2002
No. of pages including this one	4

SUPPL

02060564

Please find attached an Erste Bank investor release.

Kind regards,

Julie Ryan
Citigate Dewe Rogerson

PROCESSED
DEC 30 2002
THOMSON FINANCIAL

dw 12/19

If you have experienced any problems with the transmission of this fax please inform the sender on +44 (0)20 7638 9571

ERSTE BANK

Investor Information

Vienna, December 13, 2002

Erste Bank reorganizes its holdings in the insurers s Versicherung and Donau

The ownership structure of s Versicherung, the life insurance company of the Austrian Savings Bank Group, and of the insurer Donau Allgemeine Versicherungsaktiengesellschaft are to be reorganized.

Erste Bank der oesterreichischen Sparkassen AG will acquire 20% of the shares in s Versicherung from Donau, thus becoming the majority shareholder (56.05%). The remaining shares in s Versicherung will be distributed among Donau Versicherung (10%) and the Austrian savings banks (33.95%). As a result of the cross guarantee system among Austrian savings banks, the Erste Bank Group will own 87.67% in s Versicherung following the reorganization.

In exchange, Wiener Städtische Group will acquire a 15% stake in Donau Versicherung from Erste Bank. Erste Bank and s Versicherung will remain shareholders in Donau, each holding 5%. The pricing of these transactions remains confidential.

Signing took place yesterday evening and the transaction will enter into force following approval by the antitrust authorities.

The existing strong co-operation between the Austrian saving banks and Donau Versicherung as well as Wiener Städtische will continue. Apart from benefiting from the know-how of s Versicherung, as Austria's largest life insurance company, the customers of Erste Bank and of the savings banks can continue to draw on the know-how of Donau Versicherung and the Wiener Städtische Group in the non-life insurance sector.

<u>The new ownership structure is as follows:</u>

Erste Bank AG holding in s Versicherung	56.05% (to date: 36.05%)
Erste Bank Group holding in s Versicherung (full consolidation, taking account of cross guarantee system)	87.67% (to date: 67.67%)
Erste Bank holding in Donau Versicherung	5% (to date: 20%)
s Versicherung holding in Donau Versicherung	5% (unchanged)
Savings banks holding in s Versicherung	33.95% (to date: 34.31%)
Wiener Städtische holding in Donau	85% (to date: 75 %)
Donau holding in s Versicherung	10% (to date: 30%)

For further information please contact:

Gabriele Werzer, Investor Relations + 43 5 0100 11286 gabriele.werzer@erstebank.at
Thomas Schmee, Investor Relations + 43 5 0100 17326 thomas.schmee@erstebank.at

Fax: 0043 50 100 13112
Graben 21, A-1010 Vienna, Austria

Background information on Erste Bank

Erste Bank – Highlights

- **The leading financial services provider in Central Europe**, ideally positioned to benefit from EU enlargement. Erste Bank's powerful position is underpinned by a Central European customer base of 10.6 million including about 1.8 million customers of Austrian savings bank partners.
- **History of strong growth:** Total assets increased by more than 130% since 1997, while customer numbers have grown sharply from 0.6 million.

Strategy

Erste Bank has four key strategic objectives:

(i) to exploit its core business potential in **Austria** and focus on its **key competencies** in retail and SME banking,

(ii) to build on its role as the lead bank of the **Austrian savings banks sector** and to seek increasingly closer co-operation and co-ordination within the sector, creating further opportunities for cost reduction and revenue growth,

(iii) to grow its business in an **extended home market in Central Europe** with a potential customer base of some 40 million people and maintain its position as the leading retail financial institution in that market, and

(iv) to transfer the **multi-channel distribution model** throughout Central Europe.

Customer and product focus

The Erste Bank Group's customer focus is on the retail market as well as small to medium-sized enterprises. The product focus is moving increasingly towards higher margin commission-based business where Erste Bank has achieved particular success, including asset management, insurance and leasing.

Savings bank strategy

The pioneering partnership approach adopted in Austria has enabled Erste Bank to leverage its core competencies across the large distribution network offered by the Austrian savings banks, offering new sources of growth potential in a mature market. Key recent achievements were:

→ An agreement among member savings banks on a cross-guarantee scheme ("Haftungsverbund"), giving customers in Austria unparalleled deposit protection as well as enhancing risk management in the savings bank sector.

→ The acquisition of a majority stake in the Tyrolean savings bank Tiroler Sparkasse.

Central Europe

Within only four years, Erste Bank successfully implemented plans announced in 1997 of acquiring or establishing significant operations in the neighbouring markets of Central Europe. To date, significant operations have been established in the Czech and Slovak Republics, Hungary and Croatia.

Erste Bank's advanced banking capabilities based in Austria have proven their ability to generate exceptional operational leverage when applied to the transformation of leading brands and large scale operations in Central Europe.

The **largest acquisitions** in the region were in the Czech Republic, the Slovak Republic and Croatia:

- In January 2000 Erste Bank acquired a majority stake in Česká spořitelna, the leading Czech retail bank with 4 million customers then – and 4.9 million customers today. After acquiring further shares in August 2002, Erste Bank now owns around 88% of Česká spořitelna's share capital.
- At the start of 2001 Erste Bank signed an agreement to acquire a majority stake in Slovenská sporiteľňa, the largest bank in the Slovak Republic with 1.9 million customers (2.3 today).
- In April 2002 Erste Bank agreed to acquire a majority stake in Riječka banka of Croatia, lifting Erste Bank's market share in the region to more than 10%, measured by total assets.

Financial targets

In August 2002 Erste Bank set the following targets for 2005:

- Net income of over EUR 500m, representing a return on equity of around 15%, based on the significantly enlarged equity following the capital increase in July 2002
- Cost/income ratio between 60% to 62%

Erste Bank der oesterreichischen Sparkassen AG
Registered in Vienna, Company Nr.33209m